WEBCAST ALERT – FOR IMMEDIATE RELEASE

Teva to Present at the Goldman Sachs Healthcare CEOs Unscripted Conference

Jerusalem, December 22, 2014 – Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) will host a live audio webcast at the Goldman Sachs Healthcare CEOs Unscripted Conference. Erez Vigodman, President & CEO will present on Tuesday, January 6, 2015 at 10:15 AM EST.

What:	Teva Presentation at the Goldman Sachs Healthcare CEOs Unscripted Conference
Who:	Erez Vigodman, President & CEO, Teva Pharmaceutical Industries Ltd.
When:	Tuesday, January 6, 2015

Where: www.tevapharm.com

How: Live over the Internet – log on to the Web at the address above and register for the event (approximately 10 minutes before). An archive of the webcast will be available on Teva’s website.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules and a direct presence in approximately 60 countries. Teva’s Specialty Medicines businesses focus on CNS, respiratory, oncology, pain, and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 45,000 people around the world and reached $20.3 billion in net revenues in 2013.